Clifton Star announces Positive Pre-Feasibility Study on the Duparquet Project

Quebec City, QUEBEC--(April 9, 2014) – Clifton Star Resources Inc. ("Clifton Star" or "The Corporation") (TSXV-CFO; Deutsche Boerse-C3T) is pleased to report that it has received the results of a positive Pre-Feasibility Study (“PFS”) on the Duparquet Project, situated in north-western Quebec, 50 kilometres by road to the north of the mining town of Rouyn-Noranda. The PFS was prepared by InnovExplo Inc. with contributions from Tenova Mining and Minerals (Tenova), Roche Ltd, Consulting Group (Roche), and Dreisinger Consulting, in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 ("NI 43-101"). The contribution of each party is noted below under the section “Qualified Persons”. The complete study will be filed on the Corporation’s website and on SEDAR within 45 days.

The PFS was prepared as a 10,000 tonne-per-day open-pit mining project, producing an average of 173,000 ounces per year for the first 5 years, and an average of 158,000 ounces per year over the 11 years of production studied. Proven and Probable Reserves total 39.4 million tonnes at an average grade of 1.50 g/t Au, from which a total of 1.7 million ounces of gold are projected to be recovered.

The pre-production capital costs and sustaining costs for the Duparquet Project are estimated to be $394 million and $118 million, respectively, excluding $24.5 million for closure costs. Contingencies and indirect costs included in the capital costs and sustaining capital costs total $98.7 million or approximately 26% of all pre-production costs. The average operating cash cost is estimated at US$775 per ounce of gold over a life of mine (LOM) of 11 years. All in costs are estimated at US$1,042 per ounce of gold.

The financial analysis, using a long term gold price of US$1,300 per ounce, indicates a pre-tax net present value ("NPV") (using a 5 % discount rate) of $222 million, with a pre-tax internal rate of return ("IRR") of 15.1% and a payback period of 4.3 years. After tax, the discounted NPV is $135 million and the IRR is 12.1%.

Sensitivity analysis indicates that for a 10% increase in the gold price to US$1,430, the pre-tax discounted NPV increases to $377 million, with an IRR of 21.1%, and a payback period of 3.4 years. For comparative purposes, at the same gold price and exchange rate (US$1472, US$1.00 equal to Cdn$1.01) used in the PEA Study, published in January 2013, the pre-tax discounted NPV is $281 million, the IRR is 17.5%, and the payback is 3.9 years.

A NI 43-101 resource estimate was prepared in August, 2013, by InnovExplo for the PFS (see details later in this news release), and was used to develop an open-pit mining plan, resulting in mining 1.89 million ounces of gold. The LOM is 11 years, with excellent potential for future expansion with a successful diamond drilling program to convert parts or all of the Inferred Resources. For the LOM, a total of 1.7 million ounces of gold are recovered.

The PFS considered two possible processing scenarios. The strategy of using the Pressure Oxidization (“POX”) process generated the highest financial return, while the alternative Concentrate production process resulted in lower capital and lower operating costs. Based on the current results, the POX process is favored in the PFS. Metallurgical gold recovery used in the PFS is 90.1%, since it was decided not to proceed with the recovery of gold from the new flotation tailings due to an insufficient financial return at the gold price used.

The reason that the Concentrate production alternative generates a lower financial return than the POX process is related to lower overall revenues from the concentrate because of higher shipping and third-party smelting costs and lower payable gold and silver by smelters. The alternative Concentrate production process would generate 94,500 tonnes of concentrate per year, grading on average 50 g/t gold (and a similar silver grade). The calculated NPV (5% discount rate) is $68.7 million and IRR before tax is 8.6% using the same US$1,300 gold price. However, if the Concentrate production process could be integrated vertically in a corporate structure, whereby final processing would be controlled by the same owner, the concentrate production process could deliver returns similar to the POX process, with a lower Capex of $357 million and average production cost of US$670 per ounce of gold.

Clifton Star and its consulting firms have identified several technical areas to improve the mining and milling scenarios. A possible increase in the overall return is related to the optimization of the pit design, the mining sequence, and a reduction in the strip ratio. Clifton Star will also pursue the Concentrate production process scenario by continuing discussions with processing companies.

Only mineralized material classified as Measured and Indicated Mineral Resources was considered in the mine plan. The resources considered in the mining plan are reserves, since they have economic value. The reserves and resources of the Duparquet Project are presented hereafter.

The May 6, 2013, resource database used in the PFS consists of a total of 849 diamond drill holes, totaling 260,948 meters, with 168,555 sample intervals. It also includes 2,371 samples from 892 surface channel samples - equivalent to 1,827 sampled meters.

When the current PFS resource calculation was finalized, a total of 47 holes were not included because of the cut-off date (May 6, 2013) and will be added and integrated in a future reserve/resource estimation. The results of these holes were released during June and August of 2013, and included Hole BD13-22, with 34 meters grading 5.64 g/t Au, the best intersection of any hole drilled on the Project by the Corporation. The deposit remains open for extensions at depth and along strike.

PFS -Highlights & Assumptions (All $ are Canadian except when indicated)
Gold Price (US$/ounce):	1,300
Foreign exchange rate (C$/US$):	1.10 : 1.00
In-pit and Tailing Reserves mined: Million ounces	1.89
Average total Site Cash Cost (US$/ounce) LOM, 11 years Average total All in Cost, Average (US$/ounce) LOM	775 1,042
Average annual operating cash flow pre-tax (years 1 - 10) ($ Million)	99.1
Payback period (years)	4.3
IRR pre-tax (%)	15.1
IRR after-tax (%)	12.1
NPV 5% discount pre-tax ($ Million)	222
Mine plan tonnage (11 year, LOM): 39.36 Million tonnes at 1.50g/t Au and 1.94g/t Ag.
Mine plan, Tonnage & grade (grams/tonne, gold) Ore: 29.45Mt Low grade Stockpiles: 5.79Mt Existing Tailings: 4.12Mt	1.69 g/t 0.90 g/t 0.94 g/t
Strip ratio (Waste: Ore) Ramp and roads included in pit design, 45° and 48° pit walls.	8.26 : 1
Nominal daily production rate (tonnes)	10,000
Estimated overall gold recovery (%) – POX scenario	90.1%
Total recovered gold (Million ounces)	1.6
Pre-production period, (years)	4
Mine life (years)	11
Average annual gold production (ounces): Average first 5 years : Average 11 years:	173,000 158,000

Pre-production capital ($ Million)	394
Sustaining capital (excluding 24.5 million for closure costs) ($ Million)	118
Average milling cost per tonne of rock Average milling cost per tonne of existing tailings	$15.96 $13.68
Average Operating cash cost /t milled, LOM, 11 years	$36.94

Mining plan

The Duparquet Project will first address legacy issues at this brownfield location. The roaster, dating back to the 1930s, will be demolished and the site will be cleaned up in compliance with all environmental regulations. The historical Beattie tailings area will be isolated from Lake Duparquet, and will be reclaimed. Run-off from the project’s watershed will be collected, controlled and treated. The environmental Capex for historical and proposed mining operations is estimated at $53.1 million before mining of the open-pit commences (and these costs have been included in the total capital cost estimates of the project), and is expected to total $70.4 million over the LOM. Reclamation costs at the end of the future operations are estimated at $24.5 million.

The Duparquet Project has been designed as an open-pit mine with a planned ore production rate of 3,650,000 tonnes per year (10,000 tpd). The mill start-up will occur in the last pre-production year when 535,500 tonnes of ore is expected to be processed. The mining plan is supplemented by the 4.12 million tonnes of available tailings.

Due to the proximity of the town of Duparquet, adjacent and to the south of the mining concessions of the Duparquet Project, it was decided to select a mining plan to minimize any effect to the Duparquet town or provincial infrastructures. Click here to See Figure 1 and Figure 2. The mine scenario would therefore be more socially acceptable, but has the effect of leaving in-situ parts of the deposit. These untouched portions may be recovered eventually, by further extensions of the mine life. It is anticipated that permitting and construction of the mine would take approximately four years.

Pit optimization was performed by InnovExplo using Whittle software from Geovia (previously Gemcom). The optimized pit shell was generated by a Lerchs-Grossmann pit optimizer algorithm. All ramps and roads were included. The north wall has a slope angle of 45° to allow the presence of the ramp and the south wall slope is 48°.

The milling circuit for the pressure oxidization process includes crushing, grinding, flotation, pressure oxidation cyanidation carbon-in-pulp (CIP), carbon stripping, electrowinning, refining and cyanide destruction.

The mining schedule will require the extraction of 39.4 million tonnes of mineralized material and 291.2 million tonnes of waste rock, resulting in a LOM strip ratio of 8.26 to 1. The overburden consists of 23.4 million tonnes, and will be put aside for reclamation work. Accounting for the overburden, the LOM strip ratio is 8.92 to 1.

Conventional open-pit mining methods will be used, requiring a fleet of 136 tonne capacity off-road haul trucks, hydraulic excavators (16.5 m3), production drills and various ancillary equipment. Mine operations were designed to support an average daily production rate of 96,600 tonnes, including overburden.

The pits were designed with a double benching arrangement, and include an 8.5 meter geotechnical safety berm at every 20 meters in vertical depth.

NI 43-101 Resources estimate for the Duparquet Project:

The prefeasibility is based on the latest mineral resource estimation published in the report dated August 2, 2013. The resource estimate was prepared by InnovExplo, and is included in the PFS report. The block model was prepared by using 3D block modelling and inverse distance squared interpolation method. The updated master resource database currently has a total of 849 diamond drill holes, totalling 260,948 meters of drilling in length, with 168,500 sample intervals. It also includes 2,371 samples coming from 892 surface channel samples - equivalent to 1,827 meters. The database includes the drilling and assay results up to the cut-off date of May 6, 2013. The purpose of the 2012-13 drilling was mainly to increase the continuity and quality of the resources between surface and 350 meters depth. The reserve estimate is derived from the Measured and Indicated resources within the pit shell, and does not include any underground resources. The potential for increased reserves and a larger pit exists beyond the current restricted PFS pit when the constraints due to the roads are removed. InnovExplo states that excellent potential exists to further increase the resources of the mineralized zones by drilling.

InnovExplo has estimated the total Reserves and Resources for the Duparquet Project as follow:

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The In-pit and tailings overall Proven and Probable Reserves total 39,363,000 tonnes at an average grade of 1.50 g/t (1,895,530 contained ounces of gold). They are exclusive of the following Mineral Resources.

•

The In-Pit resources in the Measured and Indicated category are 18,644,100 tonnes at a grade of 1.32 g/t (789,896 contained gold ounces). In the Inferred category, there are 18,201,700 tonnes at a grade of 1.28 g/t (750,616 contained gold ounces).

•

Underground resources in the Measured and Indicated categories are 3,550,200 t at a grade of 2.75 g/t (314,275 contained gold ounces). In the Inferred category, the total is 5,705,400 t at a grade of 2.96 g/t (532,059 contained gold ounces).

Overall Reserves and Resources for the Duparquet Project are presented in the following table:

* Whittle parameters used for the reserve pit shell: Mining cost=2.20$/t, milling cost=16.77$/t, G&A=3.12$/t, Gold price=1,350 USD (exchange rate @ 1.05$), mining recovery=95%, milling recovery=93.9%,dilution 10%, pit slope 45°on north wall and 48° on the south wall, refining cost = 5$/oz, production 10,000 tpd, overburden removal= 0.88 $/t, additional cost related to old stope= 1,00 $/t, transportation cost from stockpile to mill= 0.88$/t. The resulting cut-off is 0.51 g/t.

* The entire mineral reserve (exclusive of mineral resources) is currently classified as proven and probable.

* The Independent and Qualified Persons for the Mineral Resource Estimate, as defined by Regulation 43-101, are Carl Pelletier, B.Sc., P.Geo., and Karine Brousseau, P.Eng (InnovExplo Inc), and the effective date of the estimate is June 26, 2013.

* Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
* The estimate includes 60 gold-bearing zones and a remaining envelope containing isolated gold intercepts.
* In-Pit results are presented undiluted within Whittle-optimized pit shells.
* In-Pit (Resource) results are presented undiluted within the Resource Whittle-optimized pit shells, exclusive of any material contained within the PFS Pitshells.
* Underground results are presented undiluted and in situ, outside Whittle-optimized pitshells.
* In-Pit resources were compiled at 0.35, 0.40, 0.45, 0.50, 0.55, 0.60, 0.65, 0.70, 0.80 and 0.90 g/t Au cut-off grades.
* Underground resources were compiled at 1.5, 2.0, 2.5, 3.0, 3.5, 4.0 and 5.0 g/t Au cut-off grades.
* Cut-off grades must be re-evaluated in light of prevailing market conditions (gold price, exchange rate and mining cost).
* In-Pit and Underground: A fixed density of 2.73 g/cm3 was used in zones and in the envelope.
* In-Pit and Underground: A minimum true thickness of 3.0 m was applied, using the grade of the adjacent material when assayed, or a value of zero when not assayed.
* In-Pit and Underground: High grade capping was done on the raw data and established at 25.0 g/t Au for diamond drill hole assays and channel samples assays.

* In-Pit and Underground: Compositing was not done over entire drill hole lengths. Instead, compositing was done on drill hole and channel samples sections falling within the mineralized zone envelopes (composite = 1 metre).

* Resources were evaluated from drill hole and surface channel samples using an ID2 interpolation method in a block model.
* The In-Pit measured category is defined by blocks having a volume of at least 25% within an envelope built at a distance of 10m around existing Channels.

* The In-Pit and Underground indicated category is defined by the combination of blocks within a maximum distance of 15m of existing stopes and blocks for which the average distance to drill hole composites is less than 45m.

* Ounce (troy) = Metric Tons x Grade / 31.10348. Calculations used metric units (metres, tonnes and g/t).
* The number of metric tons was rounded to the nearest hundred. Any discrepancies in the totals are due to rounding effects; rounding followed the recommendations in Regulation 43-101.

* InnovExplo is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the Mineral Resource Estimate.

* Whittle parameters used for the Resource Pitshells: Mining cost=2.40 USD/t, milling cost=13.46 USD/t, G&A=4.18 USD/t, Gold price=1,445 USD (exchange rate @ 1.01$), mining recovery=90.9%, milling recovery=93.9%, pit slope 52°

Metallurgy and Mineral Processing

Gold mineralization of the Duparquet Project is associated with disseminated sulphides, dominantly pyrite (95%) and lesser arsenopyrite (5%). As the material is refractory, the selection of an oxidation method before the cyanidation of a flotation concentrate became necessary to improve and optimize the level of gold recovery. The consistency of the recovery results obtained, combined with current and historical use of this technology elsewhere in the world over the last 30 years, led to the selection of the conventional pressure oxidation (POX) technology, utilizing an autoclave, as the preferred method of oxidation for the Duparquet Project.

This process uses sulphide oxidation at high pressure and temperatures, thereby speeding up the kinetics and allowing the reaction to be self-sustaining. The processing facilities will be located on the Duparquet Project site and include: crushing, grinding, flotation, pressure oxidation, cyanidation, carbon-in-pulp (CIP), carbon stripping, electrowinning, refining and cyanide destruction.

Metallurgical test work performed by SGS Lakefield indicates that the use of the pressure oxidation circuit prior to concentrate cyanidation leaching, combined with flotation tailings cyanidation, improves the projected overall gold recoveries to 93.9 % for the mineralized material and to 83.9 % for the existing tailings. After evaluating the financial return of the flotation tailings cyanidation circuit, it was decided not to incorporate this circuit in the mill design. Therefore, the overall recovery used in the PFS is 90.1% for gold and 90% for silver.

The process facility was designed for an average feed of 10,000 tonnes per day (“tpd”)

An alternative process, the Concentrate production process, was also evaluated. It consists of: crushing, grinding, flotation, cyanidation and CIL of the flotation tailings, carbon stripping, electrowinning, refining and cyanide destruction. The flotation concentrates produced during pilot plant testing averaged 50 g/t gold (with a similar silver grade) and were sent to different end users who tested it. The response was positive and interest was genuine. However, costs associated with bagging, shipping, smelting, and lower payables for gold and silver decreased the overall recovery and resulted in lower returns for that process.

Tailings Ponds

The PFS includes two distinct tailings impoundments for the pressure oxidation scenario. The preliminary designs for the tailings impoundments were prepared by Roche. Ninety four percent (94%) of the tailings containing very low sulphide, very low arsenic, and no cyanide will be stored in a flotation thickened tailings pond. The remaining 6% of the tailings, coming from the autoclave circuit, will be stored in a specifically designed lined impoundment after cyanide destruction. The tailings will meet all environmental guidelines.

Additional Technical Information Related to the PFS Study

The Duparquet Project is comprised of the Beattie, Donchester, Central Duparquet and Dumico properties. The historical Beattie and Donchester underground production totalled 1.3 million ounces of gold. The historical Beattie Mine site surface area will be cleaned up and the current buildings demolished and removed prior to the development of the open-pit mining.

The Corporation has completed the first two phases of its Environmental Baseline Study and is working with the government, community and First Nations groups surrounding the project to maintain an open dialogue as the project advances.

Proposed Surface Infrastructure

The proposed mine infrastructure incorporates the following: (Click here to See Figure 1 and Figure 2)

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Covered ore pile and mill complex, including a crushing, grinding, flotation, pressure oxidation, cyanidation with carbon-in-pulp circuit (CIP) and a refinery;

•

Two tailings ponds, one overburden storage area and three waste rock dumps;

•

Office complex, a six door open-pit garage and associated services buildings;

•

New electrical main line from the Hydro Quebec grid, site substation and site electrical distribution installations;

•

Water treatment plant, pit dewatering system, surface water management.

•

Access roads to the site and on site; parking facilities, ramp system, green wall.

Mine Closure

Mine closure costs are estimated by Roche at $24.5 million. They are incorporated in the cash-flow calculations, but are not included as capital or sustaining capital costs.

Wherever practical, a progressive reclamation approach is recommended, since the two (2) tailings ponds will be built in stages. At Duparquet, the overburden disposal area will be reclaimed and this material will be used as capping material to re-vegetate waste rock and tailings disposal sites.

Capital and Sustaining Capital Costs Estimates

The PFS is based on capital pricing as of the last quarter 2013. The capital costs include various added contingencies depending on the sectors. The pre-production capital costs are estimated at $394 million and sustaining capital is estimated at $118 million. Contingencies and indirect costs total $98.7 million of the pre-production costs and represent 26% of the costs. Indirect costs (owner's costs, Engineering, Procurement and Construction Management ("EPCM") and detailed engineering) of 37 % have been applied on the process plant and to the other surface infrastructure. Average contingency for all environmental items is 20%. Sustaining capital expenditures are estimated at $118 million over 11 years.

	Capital Costs ($ million)	Sustaining Capital ($ million)
Mine Process plant (Crushing, ore storage, grinding, flotation, pressure oxidation, cyanidation and carbon-in-pulp, refinery)	226.6
Tailings ponds, waste dump, water treatment plant, clean-up of site.	57.1	16.7
Mine production equipment.	23.1	91.1
Surface installation and equipment	58.2	10.1
Overburden removal	In operating costs
Owner’s cost, site infrastructure	51.0

Pre-production revenue	-22.0
Total Costs (rounded)	394	118
Total capital costs, LOM. (rounded)		512

Operating Costs

The LOM average operating cash cost is estimated at US$775 per ounce of gold, or an average of just under $37/t milled.

Average operating costs	$/t milled
Mining & environment	18.82
Processing (POX Option)	15.66
G&A	2.46
Total	36.94

Financial Analysis

The financial analysis for the Base Case (gold at US$1,300, US$1.00 = CAD$1.10) indicates a pre-tax NPV at a 5% discount rate of $222.2 million, an IRR of 15.11%, and a payback period of 4.3 years.

SENSITIVITY ANALYSIS

PRE-TAX	% Change in Value	Variation	Before-tax IRR	NPV, M$, (5% discount)
	+ 10%	US$1,430	21.14%	377
Gold Price - Base Case	-	US$1,300	15.11%	222
	- 10%	US$1,170	8.33%	68
	+ 10%	US$852	11.26%	131
Average Operating Cash Costs per Ounce - Base Case	-	US$775	15.11%	222
	- 10%	US$697	18.67%	313
	+10%	$433	13.02%	189
Initial Capital Costs - Base Case ($ Million)	-	$394	15.11%	222
	-10%	$355	17.54%	256

Recommendations of the PFS:

Following the positive PFS, InnovExplo recommends that the Duparquet Project be advanced to the next phase, which would consist of the preparation of a Feasibility Study.

In order to advance to the feasibility stage, the reserve and resource calculations will be updated to include the results from the 47 holes that were received after the last cut-off date. Additional geotechnical and hydrogeological studies should be undertaken for the proposed site buildings, tailing management facility, and to better define and ideally steepen the pit wall slopes from those presented in the PFS report.

Further exploration drilling on the Duparquet Project is recommended to increase resources and confidence on the geological model. More specifically, the NE-SW striking secondary zones should be drilled to test their lateral and depth extensions. In the same way, detailed surface mapping is recommended to enhance the structural model.

Further definition drilling is recommended to increase Mineral resources and to upgrade Inferred Resources to an Indicated category.

Additional metallurgical tests related to ore variability and to firm up design basis are also recommended to further define the flow sheet of the ore treatment and for final design of the mill facilities.

As well, Roche recommends continuing permitting and social outreach to present the project to the communities. Additional baseline data will have to continue to be gathered to complete what has up to this date been collected in order to adequately assess the project’s potential environmental and social effects.

It is recommended that negotiations with Hydro-Quebec be initiated to advance the work for installation of the power line.

Quality Control and Data Verification

Information of a scientific or technical nature relating to the PFS Study has been prepared by and under the supervision of Sylvie Poirier, Eng., of InnovExplo.

The data disclosed, including sampling, analytical and test data, as well as the current mineral resource estimate, were completed by Carl Pelletier, BSc, Geo, and Karine Brousseau, Eng. of InnovExplo, independent qualified persons under NI 43-101 guidelines, using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves Definition and Guidelines.

Additional technical information and details regarding verification of data, including sampling, analytical and test data underlying the information herein, is contained in the "Technical Report” - Technical report and mineral resource estimate for the Duparquet Project (according to Regulation 43-101 and Form 43-101F1) prepared by InnovExplo, with effective date June 26, 2013, which can be found under Clifton Star's profile on www.sedar.com and on the company website.

Qualified Persons

The PFS was prepared by leading independent industry engineering firms and consultants, all Qualified Persons under National Instruments 43-101, with the collaboration of the Clifton Star Resources Technical Group.

InnovExplo Inc.:

Resources estimation:

Carl Pelletier, BSc, Geo

Karine Brousseau, Eng.

Pit design, mine planning, financial analysis, mining capital and operating costs:

Sylvie Poirier, Eng.

Laurent Roy, Eng.

Denis Gourde, Eng.

Dreisinger Consulting, Tenova Mining and Minerals, and Roche Ltd., Consulting group

Hydrometallurgy and laboratory test supervision

David Dreisinger, B.A.Sc., Ph.D., P.Eng.

Flowsheets, Layouts Operating and Capital Cost Estimates

Alain Dorval, Eng.

Philippe Côté, Eng.

Environment, mine closure (Operating and Capital Cost Estimates)

Martin Magnan, M.Sc.A, Eng.

Tailing Pond Design

David Sims, Geo (Qc), P.Geo (NL)

The content of this news release has been reviewed and approved by Sylvie Poirier, Eng., Carl Pelletier, BSc, Geo, Alain Dorval, Eng. and Philippe Côté, Eng., Qualified Persons as defined by National Instrument 43-101.

Additional Information

The PFS report will be posted on Clifton Star's website at www.cfo-star.com and on SEDAR at www.sedar.com, within a 45 day period following this news release.

All other information previously released on Duparquet is also available on Clifton Star's website at www.cfo-star.com

For further information please contact:

Michel F. Bouchard

President and CEO

Clifton Star Resources Inc.

mbouchard@cfo-star.com

418-914-9922

www.cfo-star.com

@cliftonstar1

Neither the TSX Venture Exchange nor its Regulations Services Provider (as the term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward Looking Information

Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that drill programs will not yield the expected results. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Clifton Star Resources to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 20-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.